[ILLINOIS TOOL WORKS INC. LETTERHEAD]

October 29, 2007

Ms. Hanna T. Teshome

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Ms. Teshome:

Illinois Tool Works Inc. (“ITW”) hereby submits its response to your comment letter dated August 21, 2007 on the ITW Definitive 14A Proxy Statement filed March 23, 2007. The full text of each of your comments is set forth below followed by ITW’s response.

Compensation Committee, page 7

1.

Please explain in greater detail the process and the procedures by which the compensation committee determines compensation to the named executive officers. Your revised discussion should provide a clear picture of the role of the compensation committee and the executive officers in the compensation determination process, the resources utilized in that process and any other factors impacting the company’s compensation determination process. Please refer to Item 407(e)(3) of Regulation S-K.

ITW Response:

In our future filings, we will provide further detail regarding the process and the procedures by which our Compensation Committee determines compensation to the named executive officers and more clearly state the role of the Committee and executive officers in establishing and overseeing executive and director compensation policies.

Compensation Discussion and Analysis, page 16

2.

Your disclosure does not appear to fully respond to the requirements of Item 402(b) of Regulation S-K. We would expect to see a more detailed discussion and more thorough analysis of each element of compensation. Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide appropriate information pursuant to the item requirement. For example, describe more fully each element of compensation, why you choose to pay the annual incentive element, how you determine the amount (and where applicable, the formula) for each element to pay and how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. In addition, Item 402(b)(2) of Regulation S-K sets forth examples of material information that could be appropriate for discussion in compensation discussion and analysis. To this extent, it is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in this disclosure guideline. Please give appropriate consideration to how these topics are applicable to your executive compensation program and revise your disclosure accordingly.

ITW Response:

In our future filings, we will revise our disclosure to include a more detailed discussion and more thorough analysis of each element of compensation: base salary, annual cash incentive and long-term equity awards. We will discuss the intended purpose for each element with respect to ITW’s compensation philosophy, the individual position responsibilities and performance of the named executive officers, and the relationship of variable compensation components to the operating performance of assigned business areas and ITW. In addition, we will give appropriate consideration to the applicability to our executive compensation program of the topics set forth in Item 402(b)(2) of Regulation S-K and revise our disclosure as necessary.

3.

The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. We note the significant disparity between your chief executive officer’s compensation and that of the other named executive officers, as well as your former chairman and other named executive officers. Please provide a more detailed discussion of the reasons for the difference in compensation.

ITW Response:

In our future filings, we will discuss any material differences in named executive officer compensation and how those compensation levels were determined, as well as the reason for any material differences.

Introduction, page 16

4.

The statement that “on occasion, ITW engages Hewitt Associates LLC on a limited basis” does not provide sufficient insight into the role of the compensation consultant in the compensation determination process. Please revise your disclosure to describe in greater detail the involvement of compensation consultants and their interaction with the compensation committee. We would expect to see disclosure that addresses the nature and scope of the consultants’ assignment, including their role in determining and recommending compensation, their specific contributions and findings with respect to your pay practices and amounts, and any other material elements of the consultant’s functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

ITW Response

In our future filings, we will provide additional detail regarding the involvement of compensation consultants and their interaction with our Compensation Committee, including the nature and scope of their assignment and any specific recommendations or conclusions reported to the Committee by Hewitt Associates LLC or any other independent consultant that may be engaged by management or the Committee for such purposes.

5.

You state that you use peer group information and rely on it to make compensation comparisons. The peer companies you identify on page 17 appear to have been selected only for purposes of establishing and recommending base salaries. Please revise your disclosure to clarify whether the comparable companies you have selected are used in determining the other elements of compensation. Please specify how each element of compensation relates to the data you have analyzed from the comparable companies. Please discuss where actual payments fall within targeted parameters and to the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

ITW Response

In our future filings, we will clarify how the Committee uses peer company information in determining the various components of executive and director compensation, including how each component relates to the data and the relationship of actual compensation to the targeted parameters. To the extent actual compensation is outside a targeted range, we will explain why.

Annual Cash Incentives, page 18

6.

While your disclosure indicates that individual performance is a significant factor in the compensation process, you provide little discussion and analysis of the effect of individual performance on performance based compensation. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. Furthermore, to the extent other elements of compensation are based on individual performance, you should revise your discussion accordingly. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

ITW Response:

In our future filings, we will identify material categories of individual objectives that have been established for the Chief Executive Officer and other named executives, the process by which the Committee evaluates an executive’s performance against these objectives, and the resultant percentage of achievement used to determine the personal performance, or “O”, portion of the annual cash incentive award as determined by the Committee in completing its qualitative assessment. To the extent other elements of compensation are based on individual performance in the future, we will include a similar discussion of material details. Please note the related response to Comment 10 below.

7.

Please revise your disclosure to clarify the extent to which discretion can be exercised to adjust an award. For example, your disclosure on page 20 indicates that the board approved a lump sum payment to your former chairman in lieu of receiving any incentive plan award. To the extent discretion has been exercised, discuss the particular exercise of discretion so that the disclosure clearly explains how that specific element of compensation was determined. Please refer to Item 402(b)(2)(vi).

ITW Response:

In our future filings, we will provide disclosure regarding the Compensation Committee’s ability to exercise discretion, as well as a more detailed discussion of compensation amounts that are not determined in the context of our Executive Incentive Plan or Stock Incentive Plan, or are otherwise determined at the discretion of the Committee.

Long-Term Stock Incentives, page 18

8.

It does not appear as though you have addressed the timing of equity awards as it relates to release of material non-public information. Please refer to Section II.A of Release 33-8732A, which discusses the concepts you should consider when drafting disclosure relating to option timing. Please give adequate consideration to the elements and questions set forth in this section of the Release when drafting the appropriate corresponding disclosure.

ITW Response:

In our future filings, we will address our practices with respect to the timing of equity awards as it relates to the release of material non-public information. In doing so, we will give appropriate consideration to Section II.A of the Release.

Summary Compensation Table, page 20

9.

You indicate in footnote 1 that Mr. Kropp was elected as Senior Vice President and Chief Financial Officer on October 27, 2006. Please revise your summary compensation table to identify the person who served as chief financial officer prior to that date and to provide the required disclosure for that named executive officer. Refer to Item 402(a)(3)(ii) of Regulation S-K.

ITW Response:

Ronald D. Kropp was appointed Principal Accounting Officer on August 5, 2005 and has served continuously in the role of principal financial officer since that date. Mr. Kropp was elected Senior Vice President and Chief Financial Officer on October 27, 2006. In our future filings, we will clarify that Mr. Kropp served as our principal financial officer for the full 2006 fiscal year.

Grants of Plan-Based Awards, page 22

10.

Please revise your disclosure to explain how you determine the award amounts under the executive incentive plan. You indicate that both corporate income growth/improvement factors and personal objectives are considered in determining specific individual awards. Your disclosure should explain how each element of compensation under the executive incentive plan is structured and implemented to reflect the individual’s contributions and the company’s performance. You should also describe the contribution and performance of the named executive that are taken into account and clarify how the compensation reflects this. Please refer to Item 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

ITW Response:

In our future filings, we will explain how each element of compensation under our Executive Incentive Plan is structured and implemented to reflect individual contributions and company performance, as well as how the individual’s contributions and company performance are taken into account and reflected in compensation. Please note the related response to Comment 6 above.

11.

You have not provided a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007. You should disclose the specific items of company performance, such as those relating to adjusted operating income, corporate revenue, and gross margin and how your incentive awards are specifically structured around such performance goals. To the extent you believe that disclosure of targets is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplementary analysis supporting your conclusion. You should provide detailed explanation for your conclusion as to competitive harm and also revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

ITW Response:

To the extent competitive harm would not result, in our future filings, we will disclose any specific items of company performance (“P” factors) and how our incentive awards are structured around those performance goals. We will also provide similar disclosure regarding categories of individual performance targets (“O” factors). If we determine that the disclosure of certain performance targets would result in competitive harm to us, we will discuss how difficult it will be for an executive or how likely it will be for us to achieve those goals.

12.	In your revised disclosure, please provide the analysis of your plan-based awards in the compensation discussion and analysis section. Please refer to Instruction 1 to Item 402(b) of Regulation S-K.

ITW Response:

In our future filings, we will provide an analysis of our plan-based awards in the compensation discussion and analysis section.

Practices Regarding Related Transactions, page 33

13.

Please provide the information required by Item 404(b) of Regulation S-K. Describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

ITW Response:

In our future filings, we will describe in more detail our policies and procedures for the review, approval or ratification of transactions required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

In connection with this response, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or would like to discuss our responses to your comments, please contact the undersigned via telephone at (847) 657-4206 or via e-mail at jwooten@itw.com.

Very truly yours,

/s/ James H. Wooten, Jr.

James H. Wooten, Jr.

Senior Vice President, General Counsel & Corporate Secretary

Illinois Tool Works Inc.

3600 West Lake Avenue

Glenview, IL 60026